UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT No. 1

MVP Private Markets Fund

(Name of Subject Company (Issuer))

MVP Private Markets Fund

(Name of Filing Person(s) (Issuer))

Shares of Beneficial Interest—Class I Shares

(Title of Class of Securities)

Class I Shares - 55388H207

(CUSIP Number of class of securities)

Daniel Dwyer

Portfolio Advisors, LLC

9 Old Kings Highway South

Darien, Connecticut 06820

(203) 662-3456

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

May 3, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2023 by MVP Private Markets Fund (the “Fund”), which is registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company and organized as a Delaware statutory trust, relating to the offer by the Fund to purchase Shares (as defined hereafter) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $27,998,389 as of March 31, 2023) from shareholders of the Fund (the “Shareholders”) at the net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined hereafter). As used in this Schedule TO, the term “Share” or “Shares” refers to the Shares of beneficial interest in the Fund and/or portions thereof that constitute the class of Shares offered by the Fund designated as Class I Shares, that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. June 30, 2023, or at a later date determined by the Fund if the Offer is extended, is the “Valuation Date.” The Offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Form of Letter of Transmittal (which, together with any amendments, restatements or supplements hereto or thereto, collectively constituted the “Offer”).

This Amendment is filed solely to correct references made to the expected date of completion of the Fund’s next annual audit, as identified in Item 1 of the Tender Offer Statement, and in the Offer to Purchase which was filed as an exhibit to the Tender Offer Statement.

The purpose of this Amendment No. 1 is to (i) correct the expected date of completion of the Fund’s next annual audit in Item 1 to May 2024, and (ii) file a corrected version of Exhibit B, the Offer to Purchase. The references to May 2023 as the expected date of completion of the Fund’s next annual audit in Item 1 of the Tender Offer Statement, and to May 2025 as the expected date of completion of the Fund’s next annual audit in the Offer to Purchase, are hereby deleted and replaced with May 2024. Except as specifically provided herein, the information contained in the Tender Offer Statement on Schedule TO and in the Offer to Purchase remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on the Tender Offer Statement on Schedule TO or the exhibits thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

By:	/s/ Daniel Iamiceli
Name:	Daniel Iamiceli
Title:	Treasurer (Principal Financial Officer)

May 8, 2023

EXHIBIT INDEX

EXHIBITS

B	Offer to Purchase.
F	Calculation of Filing Fee Tables.